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                     December 12, 2023

       William E. Grace
       Executive Vice President and Chief Financial Officer
       United Rentals, Inc.
       100 First Stamford Place, Suite 700
       Stamford, CT 06902

                                                        Re: United Rentals,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-14387

       Dear William E. Grace:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services